                                                                        3 of 22

                                     LOGO

     ATI Reports 34 Per Cent Sequential Revenue Increase in First Quarter

    Rapidly expanding position in enthusiast, mainstream and value markets

Markham, Ontario - December 18, 2002 - ATI Technologies Inc. (TSX: ATY,
NASDAQ: ATYT), a world leader in the design and manufacture of innovative 3D graphics and digital media silicon solutions, today announced its financial results for the first quarter of its 2003 fiscal year ended November 30, 2002.

Revenues for the first quarter were $322.0 million, up 34.5 per cent from $239.5 million in the fourth quarter of fiscal 2002, and up 28.8 per cent from $250.0 million in the first quarter of fiscal 2002. Gross margins were 27.3 per cent, down from 30.1 per cent in the fourth quarter of fiscal 2002. Operating expenses, excluding amortization of intangible assets, increased to $79.6 million from $70.1 million in the previous quarter.

Net income for the first quarter was $5.0 million or $0.02 per share compared to a net loss of $32.2 million or $0.14 per share for the fourth quarter of 2002 and a net loss of $10.3 million or $0.04 per share for the same period a year ago. Adjusted net income(1) for the quarter was $7.0 million or $0.03 per share compared to $2.4 million or $0.01 per share for the previous quarter, and $10.4 million or $0.04 per share for the same period a year ago.

(/1/)Adjusted net income excludes the after-tax effect of gain (loss) on investments (net), amortization of goodwill and intangible assets related to the Company's acquisitions, and the deferred tax recovery of future tax liability pertaining to goodwill and intangible assets acquired. Each of these items has been excluded from adjusted net income as they are not considered to be part of the Company's normalized ongoing operations. While the Company recognizes that adjusted net income does not have any standardized meaning described by generally accepted accounting principles, or GAAP, and that its adjusted net income calculation cannot be used as a comparison to other companies' financial performance, ATI believes that its adjusted net income more appropriately reflects the Company's operating performance. Please see the table titled "Adjusted Net Income - Reconciliation" in Management's Discussion and Analysis of Interim Financial Results in this news release for the reconciliation between adjusted net income and net income which is determined in accordance with GAAP. All dollar amounts are stated in U.S. dollars unless otherwise noted. All per share amounts are stated on a fully diluted basis unless otherwise noted.

                                                                        4 of 22

"We were pleased with the strength of our PC business in our first quarter," said David Orton, President and Chief Operating Officer, ATI Technologies Inc. "We obtained key design wins in every product category and our product strength helped ATI to gain share in all major channels and geographies. We continue to invest in R&D in order to maintain the momentum that we have created."

In the first quarter, the RADEON(TM) 9700 and RADEON(TM) 9000 family of products along with ATI's integrated graphics products, drove revenue growth. ATI's add-in-board partners delivering RADEON(TM)-based technology to the system builder market also contributed to the Company's revenue growth this quarter.

"Over the last few quarters, ATI has achieved undisputed technology leadership in PC graphics, and delivered compelling visual solutions to every market segment," said K.Y. Ho, Chairman and Chief Executive Officer, ATI Technologies Inc. "Moreover, ATI is committed to executing on an aggressive product roadmap to deliver and expand our industry-leading visual processing solutions."

Outlook

Because of the seasonal strength in the first quarter, ATI believes that revenues in the second quarter will be approximately 10 per cent lower than the first quarter. During the second quarter, gross margins as a per cent of revenues should improve somewhat, while total operating expenses are expected to increase primarily due to research and development costs related to higher prototyping expenses. Based on these factors, the Company is targeting to achieve second quarter adjusted net income that is approximately the same as the first quarter.

"Looking into the back half of the year, we are focusing on improving margins in our PC business and realizing a contribution from our consumer business, where a soft market has delayed the start of some of our customers' programs," said Terry Nickerson, Senior Vice President and Chief Financial Officer, ATI Technologies Inc. "Our challenge is to translate our product strength and top-line success into equal success on our bottom line."

                                                                        5 of 22

Operational Highlights

During the first quarter, ATI enjoyed rapid adoption of the RADEON(TM) 9700 and RADEON(TM) 9000 family of products by the OEM, system builder and retail channels. The RADEON(TM) 9700 and RADEON(TM) 9700 PRO began shipping in the flagship models of the major OEMs worldwide including Dell, eMachines, Fujitsu, Founder, Gateway, HP and NEC. ATI continued to maintain a strong position in the notebook market during the quarter with more than 20 design wins for the MOBILITY(TM) RADEON(TM) 9000. Major design wins included models from Dell, HP and Apple.

Other operational highlights during the quarter:

  . The RADEON(TM) 9000 PRO began shipping in consumer desktop PCs from major OEMs including Apple, Fujitsu Siemens, HP and NEC.

  . ATI set a new standard for the performance mainstream desktop market with the introduction of the RADEON(TM) 9500 and RADEON(TM) 9500 PRO.

  . ATi delivered the ultimate visual and home entertainment experience on a PC with the introduction and shipment of the ALL-IN-WONDER(R) 9700 PRO.

  . ATI's FIRE GL(TM) X1 workstation graphics board - based on the RADEON(TM) 9700 visual processing unit - began shipping into Dell's high-end workstation, the Precision 650.

  . ATI had a successful ramp of its integrated graphics chip products in the value segment of the PC market with the RADEON(TM) IGP 320M and IGP 340M.

  . ATI broadened its reach into Asia-Pacific with design wins with Legend and Founder - the top computer manufacturers in China.

  . ATI won the PC Magazine Award for Technical Excellence for the RADEON(TM) 9700 PRO.

                                                                        6 of 22

Management's Discussion and Analysis of Interim Financial Results

Revenues

Revenues for the first quarter were $322.0 million, up 34.5 per cent from $239.5 million in the fourth quarter of fiscal 2002, and up 28.8 per cent from $250.0 million in the first quarter of fiscal 2002. Among the factors contributing to this increase in revenues were a broad-based market demand for ATI's visual processing units led by the RADEON(TM) 9700 and the RADEON(TM) 9000 product families and a strong launch into the value segment of the PC market with ATI's new line of integrated chipset products.

Gross Margins

Gross margins for the first quarter were 27.3 per cent of sales compared to
30.1 per cent in the fourth quarter and 32.0 per cent in the same quarter a year earlier. The decrease in gross margins sequentially and year-over-year resulted primarily from the writedown in the inventory value of certain products which was responsible for 3 percentage points of the decline. Additionally, 2 percentage points of the decline can be attributed to a slower transition in the implementation of cost reductions. Nintendo royalty revenues, however, were stronger than expected. Although the Company believes that gross margins should improve somewhat in the second quarter, it currently does not expect to approach margins in its target range of 32 - 35 per cent until the fourth quarter of fiscal 2003.

Operating Expenses

Operating expenses, excluding amortization of intangibles, were $79.6 million, up 13.5 per cent from $70.1 million in the fourth quarter of fiscal 2002, and up 15.1 per cent from $69.1 million for the first quarter of fiscal 2002. The sequential and year-over-year quarterly increase in research and development was largely due to higher costs related to prototyping, tools and licensing fees. Higher variable selling costs due to increased revenues were responsible for $2.5 million of the increase in selling and marketing expenses in the first quarter compared to the fourth quarter of fiscal 2002.

                                                                        7 of 22

Total operating expenses decreased $20.9 million, or 20.1 per cent in the first quarter to $82.8 million compared to the fourth quarter of fiscal 2002 and decreased 8.4 per cent for the same period a year earlier. These decreases were largely the result of the adoption of the accounting policies relating to the treatment of goodwill and intangible assets (CICA Handbook Section 3062) somewhat offset by higher research and development as well as selling expenses. The decrease in operating expenses compared to the fourth quarter of 2002 is also related to the fourth quarter writedown in the core technology and goodwill associated with the prior acquisitions of intangible assets of ArtX and Chromatic Research.

Net Income

Net income in the first quarter of fiscal 2003 was $5.0 million or $0.02 per share compared to a net loss of $32.2 million or $0.14 per share for the fourth quarter of fiscal 2002 and a net loss of $10.3 million or $0.04 per share for the same quarter a year ago. The increase in net income compared to the prior quarters is attributable to lower operating expenses resulting from the adoption of the accounting policies relating to the treatment of goodwill and intangible assets (CICA Handbook Section 3062) somewhat offset by higher research and development and selling, marketing and administrative expenses.

Adjusted net income(/1/) for the quarter was $7.0 million or $0.03 per share compared to $2.4 million or $0.01 per share for the previous quarter, and $10.4 million or $0.04 per share for the same period a year ago. Significantly higher revenues, offset somewhat by a decrease in gross margin per cent and increased research and development expenses, drove the increase in adjusted net income relative to the fourth quarter of 2002. The decrease in adjusted net income for the quarter compared to the first quarter a year ago is a result of decreased gross margin percentage realized on higher revenues and increased research and development expenses.

(/1/)Adjusted net income excludes the after-tax effect of gain (loss) on investments (net), amortization of goodwill and intangible assets related to the Company's acquisitions, and the deferred tax recovery of future tax liability pertaining to goodwill and intangible assets acquired. Each of these items has been excluded from adjusted net income as they are not considered to be part of the Company's normalized ongoing operations. While the Company recognizes that adjusted net income does not have any standardized meaning described by generally accepted accounting principles, or GAAP, and that its adjusted net income calculation cannot be used as a comparison to other companies' financial performance, ATI believes that its adjusted net income more appropriately reflects the Company's operating performance. Please see the table titled "Adjusted Net Income - Reconciliation" below for the reconciliation between adjusted net income and net income which is determined in accordance with GAAP.

                                                                        8 of 22

Liquidity and Financial Resources

ATI's cash used in operations was $31.0 million in the first quarter of fiscal 2003, compared to cash used in operations of $2.7 million in the fourth quarter of fiscal 2002. The increase in cash used in operations during the quarter was primarily a result of the increase in accounts receivable associated with the strong revenue performance.

Inventory levels declined slightly to $172.4 million at the end of the first quarter compared with $175.3 million at the end of the fourth quarter in spite of a higher level of sales.

As of November 30, 2002, ATI had working capital of $381.5 million, compared to $361.7 million at the end of the fourth quarter of fiscal 2002. The Company's cash position was $200.1 million as of November 30, 2002, compared to $236.9 million at August 31, 2002. The decline was largely due to an increase in accounts receivable as a result of a sharp increase in sales in the quarter.

Intangible assets other than goodwill declined to $16.4 million at the end of the first quarter of fiscal 2003, from $21.9 million in the fourth quarter of fiscal 2002. The decline in these assets was due to the continued amortization of intangible assets of prior acquisitions. In addition, as a result of the adoption of CICA Handbook Section 3062, the Company reclassified $2.3 million relating to workforce from intangible assets to goodwill.

In the first quarter, ATI adopted the new accounting policies relating to the treatment of goodwill and intangible assets (CICA Handbook Section 3062) and therefore there will be no further amortization of goodwill. Goodwill, which is associated primarily with the prior acquisition of ArtX, is currently $190.1 million and will be tested for impairment on an annual basis.

Accounts receivable increased by $49.6 million during the quarter to $213.9 million. This increase was primarily due to the sharp increase in sales during the quarter. Accounts payable declined by $3.1 million in the first quarter to $169.0 million.

                                                                        9 of 22

Adjusted Net Income - Reconciliation

The table below presents adjusted net income and adjusted net income per share, which excludes the after-tax effect of gain on investments, amortization of goodwill(/1/) and intangible assets related to the Company's acquisitions, and deferred tax recovery of future tax liability pertaining to intangible assets acquired, related to the Company's acquisitions.

(Thousands of US dollars, except per share amounts)
---------------------------------------------------------------------
                                                    Three months
                                                        ended
                                                     November 30
                                                    2002      2001
---------------------------------------------------------------------
                                                     (unaudited)
Net Income (loss) - GAAP basis                    $  4,988  $(10,319)
Gain on investments                                    (32)       --
Amortization of intangible assets(/1/)               3,165    21,190
Net tax on sale of investments                           6        --
Deferred tax recovery of future tax liability on
 intangible assets                                  (1,141)     (486)
---------------------------------------------------------------------
Adjusted net income                               $  6,986  $ 10,385
---------------------------------------------------------------------
Adjusted net income per share
 Basic and diluted                                $   0.03  $   0.04
---------------------------------------------------------------------
Weighted average number of shares (000's):
 Basic                                             236,947   232,496
 Diluted                                           243,298   244,916
---------------------------------------------------------------------

(/1/)Effective September 1, 2002, the Company no longer amortizes goodwill. See
    Note 2 to the Consolidated Financial Statements.

Forward-looking Statements and Uncertainties

Certain statements in this press release constitute "forward-looking statements." When used in this press release, words such as "plans," "intends," "anticipates," "should," "estimates," "expects," "believes," "indicates," "targeting," "suggests," and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties that are outlined in this press release and in the Company's 2002 Annual Report and 2001 Annual Information Form. As a result of these risks and uncertainties, the Company's operating results and common share price may be subject to significant volatility, particularly on a quarterly basis. For example, the markets for the Company's products are characterized by changing market conditions, frequent new product introductions, seasonal and variable demand and rapid technology changes. Other factors that could cause the Company's results to vary include, but are not limited to, lack of anticipated growth in the demand for PCs, gaming consoles and consumer electronic devices in which the Company's products are incorporated, reductions in the Company's average selling prices for its products due to competitive pressures and other factors, the introduction of new products by the Company's competitors which

                                                                       10 of 22

render the Company's products non-competitive, delays encountered by the Company in developing new products or enhancements, including integrated graphics and core logic components, in the time frame required by its customers, delays in manufacturing or unfavourable manufacturing yields experienced by the Company's independent foundries, unexpected variances in material costs, including silicon wafer, memory and printed circuit boards, and constraints on the supply of components utilized in the Company's products and in the PC industry generally. These risks and uncertainties could cause or contribute to actual results that are materially different from those anticipated or experienced in the past. Additional information concerning factors that could cause the Company's financial results to fluctuate is contained in the Company's filings with Canadian and U.S. securities regulatory authorities. ATI disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Conference Call Information

ATI Technologies Inc. will host a conference call to discuss its financial results for the first quarter financial results today at 10:00 AM (EST) (7:00 AM Pacific, 9:00 AM Central, 8:00 AM Mountain) today.

To participate in the conference call, please dial 416-405-9328 ten minutes before the scheduled start of the call. No password is required.

A live web cast of the conference call will be available at http://www.ati.com/companyinfo/ir/quarterlyresults.html under the Financial Information section, under 2003 Conference Calls--Q1 2003.

Replays of the conference call will be available through December 25, 2002. Please call 416-695-5800, passcode 1293372.

A web cast replay will be available at the web site noted above.

About ATI Technologies

ATI Technologies Inc. is a world leader in the design and manufacture of innovative 3D graphics and digital media silicon solutions. An industry pioneer since 1985, ATI is the world's foremost visual processor unit (VPU) provider and is dedicated to deliver leading-edge performance solutions for the full range of PC and Mac desktop and notebook platforms, workstation, set-top and digital television, game console and handheld markets. With 2002 revenues in excess of $1 billion, ATI has more than 1,900 employees in the Americas, Europe and Asia. ATI common shares trade on NASDAQ (ATYT) and the Toronto Stock Exchange (ATY).

Copyright 2002 ATI Technologies Inc. All rights reserved. ATI and ATI product and product feature names are trademarks and/or registered trademarks of ATI Technologies Inc. All other company and product names are trademarks and/or registered trademarks of their respective owners. Features, pricing, availability and specifications are subject to change without notice.

For media relations, please contact:

Sarah Coombs, Fleishman-Hillard
at (416) 214-0701 x 307, (416) 606-0428 or coombss@fleishman.com

For investor relations' support, please contact:

Janet Craig, Director, Investor Relations, ATI Technologies Inc., at (905) 882-2600, Ext. 2631 or jcraig@ati.com

                      -- Financial Statements Attached --

                                                                       11 of 22

ATI TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

(Thousands of US dollars, except per share amounts)
-------------------------------------------------------------------------------

                                                Three months ended
                                            November 30       November 30
                                                2002              2001
------------------------------------------------------------------------------
Revenues                                   $322,020  100.0%  $250,038  100.0%
Cost of goods sold                          234,015   72.7%   169,960   68.0%
------------------------------------------------------------------------------
Gross Margin                                 88,005   27.3%    80,078   32.0%
Expenses
 Selling and marketing                       21,938    6.8%    20,289    8.1%
 Research and development                    48,450   15.0%    40,070   16.0%
 Administrative                               9,212    2.9%     8,781    3.5%
 Amortization of intangible assets            3,165    1.0%    21,190    8.5%
------------------------------------------------------------------------------
                                             82,765   25.7%    90,330   36.1%
------------------------------------------------------------------------------
Income (loss) from operations                 5,240    1.6%   (10,252)  (4.1%)
Interest and other income                       540    0.2%     1,729    0.7%
Gain on investments, net                         32     --         --     --
Interest expense                               (426)  (0.1%)       (2)    --
------------------------------------------------------------------------------
Income (loss) before income taxes             5,386    1.7%    (8,525)  (3.4%)
Income taxes                                    398    0.2%     1,794    0.7%
------------------------------------------------------------------------------
Net income (loss)                          $  4,988    1.5%  $(10,319)  (4.1%)
------------------------------------------------------------------------------
Net income (loss) per share (Note 6)
 Basic and diluted                         $   0.02          $  (0.04)
------------------------------------------------------------------------------
Weighted average number of shares (000's)
 Basic                                      236,947           232,496
 Diluted                                    243,298           232,496
Outstanding number of shares at the end
 of the quarter (000's)                     236,989           232,787
------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements. These financial statements should be read in conjunction with the Company's most recent annual consolidated financial statements, as at and for year ended August 31, 2002.

                                                                       12 of 22

ATI TECHNOLOGIES INC.
CONSOLIDATED BALANCE SHEETS

(Thousands of US dollars)
----------------------------------------------------------------

                                                         August
                                            November 30    31
                                               2002       2002
----------------------------------------------------------------
                                            (Unaudited)
Assets
Current assets:
 Cash and cash equivalents                   $200,123   $187,126
 Short-term investments                            --     49,801
 Accounts receivable                          213,899    164,259
 Inventories                                  172,405    175,348
 Prepayments and sundry receivables            23,579     21,131
 Income taxes receivable                        4,206         --
 Future income tax assets                       3,662      3,630
----------------------------------------------------------------
Total current assets                          617,874    601,295
Capital assets                                 92,887     95,838
Intangible assets (Note 2)                     16,413     21,858
Goodwill (Note 2)                             190,095    187,815
Long-term investments                           7,405      7,405
Future income tax assets                          831        844
----------------------------------------------------------------
 Total Assets                                $925,505   $915,055
----------------------------------------------------------------
Liabilities and Shareholders' Equity
Current liabilities:
 Bank indebtedness                           $     --   $ 12,015
 Accounts payable                             169,009    172,093
 Accrued liabilities                           61,685     51,087
 Deferred revenue                                 126        250
 Income taxes payable                              --        170
 Current portion of long-term debt (Note 3)     1,174        568
 Future income tax liabilities                  4,357      3,459
----------------------------------------------------------------
Total current liabilities                    236,351    239,642
Long-term debt (Note 3)                       25,772     15,798
Future income tax liabilities                 11,074     12,588
----------------------------------------------------------------
Total liabilities                             273,197    268,028
Shareholders' equity:
 Share capital                                561,770    561,477
 Contributed surplus                            4,630      4,630
 Retained earnings                             77,634     72,646
 Currency translation adjustment                8,274      8,274
----------------------------------------------------------------
Total shareholders' equity                    652,308    647,027
----------------------------------------------------------------
 Total Liabilities and Shareholders' Equity  $925,505   $915,055
----------------------------------------------------------------

See accompanying notes to consolidated financial statements. These financial statements should be read in conjunction with the Company's most recent annual consolidated financial statements, as at and for year ended August 31, 2002.

                                                                       13 of 22
ATI TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

(Thousands of US dollars)
-------------------------------------------------------------------------------

                                                           Three months ended
                                                              November 30
                                                             2002       2001
-------------------------------------------------------------------------------
Cash provided by (used in):
Operating activities:
Net income (loss)                                          $   4,988  $(10,319)
Add items not affecting working capital:
 Future income taxes                                            (635)   (1,295)
 Depreciation and amortization                                 9,243    26,487
 Gain on investments                                             (32)       --
 Foreign exchange loss                                           320        24
Net changes in non-cash working capital balances relating
 to operations:
 Accounts receivable                                         (49,640)  (43,465)
 Inventories                                                   2,943     7,423
 Prepayments and sundry receivables                           (1,179)      201
 Income taxes receivable                                      (4,376)   (1,096)
 Accounts payable                                             (3,084)   26,862
 Accrued liabilities                                          10,598     5,397
 Deferred revenue                                               (124)     (125)
-------------------------------------------------------------------------------
                                                             (30,978)   10,094
-------------------------------------------------------------------------------
Financing activities:
Increase (decrease) in bank indebtedness                     (12,015)      496
Increase in long-term debt                                    10,709        --
Principal payment under capital lease obligation                (275)       --
Settlement of swap contract                                   (1,365)       --
Issuance of common shares                                        293     1,306
-------------------------------------------------------------------------------
                                                              (2,653)    1,802
-------------------------------------------------------------------------------
Investing activities:
Purchase of short-term investments                                --    (4,601)
Maturity of short-term investments                            49,649    25,000
Additions to capital assets                                   (3,127)   (4,738)
Proceeds from sale of investments                                280        --
Acquisitions, net of cash acquired                                --    (2,067)
-------------------------------------------------------------------------------
                                                              46,802    13,594
-------------------------------------------------------------------------------
Foreign exchange loss on cash held in foreign currency          (174)      (24)
-------------------------------------------------------------------------------
Increase in cash and cash equivalents                         12,997    25,466
Cash and cash equivalents - beginning of period              187,126   171,455
-------------------------------------------------------------------------------
Cash and cash equivalents - end of period                    200,123   196,921
 Short-term investments                                           --    24,601
-------------------------------------------------------------------------------
Cash position - end of period                                200,123  $221,522
-------------------------------------------------------------------------------

Cash position is defined as cash and cash equivalents and short-term investments. See accompanying notes to consolidated financial statements. These financial statements should be read in conjunction with the Company's most recent annual consolidated financial statements, as at and for year ended August 31, 2002.

                                                                       14 of 22

ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2002
(Unaudited)

The principal business activities of ATI Technologies Inc. (the "Company") are the design, manufacture and sale of 3D graphics and digital media silicon solutions. The Company markets its products to original equipment manufacturers, system builders, distributors and retailers primarily in North America, Europe and Asia-Pacific.

1. SIGNIFICANT ACCOUNTING POLICIES

The accompanying unaudited financial statements are prepared in accordance with Canadian generally accepted accounting principles for interim financial statements. These financial statements and notes related thereto should be read in conjunction with the Company's most recent annual consolidated financial statements, as at and for the year ended August 31, 2002.

These consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual consolidated financial statements with the exception of the following:

(a) CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based
    Payments:

  Effective September 1, 2002, the Company adopted Stock-based Compensation and Other Stock-based Payments in CICA Handbook Section 3870, which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees. The standard requires that a fair value based method of accounting be applied to all stock-based payments to non-employees and to employee awards that are direct awards of stock, that call for settlement in cash or other assets or are stock appreciation rights that call for settlement by the issuance of equity instruments. However, the new standard permits the Company to continue its existing policy of recording no compensation cost on the grant of stock options to employees with the addition of pro forma information. The Company has applied the pro forma disclosure provisions of the new standard to awards granted on or after September 1, 2002. No restatement of prior periods was required as a result of the adoption of the new standard. Consideration paid by employees on the exercise of stock options is recorded as share capital. See Note 9 for the pro forma disclosure as required by this standard.

(b) CICA Handbook Section 1581, Business Combinations, and Section 3062, Goodwill and Other Intangible Assets:

  In September 2001, the CICA issued Handbook Sections 1581 "Business Combinations" and 3062 "Goodwill and Other Intangible Assets". The new standards mandate the purchase method of accounting for business combinations and require that goodwill no longer be amortized but instead be tested for impairment at least annually. The standards also specify criteria that intangible assets must meet to be recognized and reported apart from goodwill. The standards require that the value of the shares issued in a business combination be measured using the average share price for a reasonable period before and after the date the terms of the acquisition are agreed to and announced. Previously, the consummation date was used to value the shares issued in a business combination.

  The Company has fully adopted these new standards as of September 1, 2002, and has discontinued amortization of all existing goodwill. The Company has also reviewed existing intangible assets, including estimates of remaining lives, and has reclassified $2.3 million from workforce to goodwill as of September 1, 2002 to conform with the new criteria.

                                                                       15 of 22

ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2002
(Unaudited)

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

  (b) CICA Handbook Section 1581, Business Combinations, and Section 3062, Goodwill and Other Intangible Assets (continued):

  In connection with Section 3062's transitional goodwill impairment evaluation, the Company is required to assess whether goodwill is impaired as of September 1, 2002. The Company has up to six months to determine the fair value of its reporting units and compare that to the units' carrying amounts. To the extent a reporting unit's carrying amount exceeds its fair value, the Company must perform a second step to measure the amount of impairment in a manner similar to a purchase price allocation. This second step is to be completed no later than August 31, 2003. Any transitional impairment will be recognized as an effect of a change in accounting principle and will be charged to opening retained earnings as of September 1, 2002.

  Effective September 1, 2002, the Company had unamortized goodwill of $190.1 million which is no longer being amortized. This change in accounting policy is not applied retroactively and the amounts presented for prior periods have not been restated for this change. The impact of this change is as follows:

  --------------------------------------------------------------
                                                 Three months
                                                     ended
                                                  November 30
   (Thousands of US dollars, except per share
   amounts)                                      2002     2001
  ---------------------------------------------------------------
   Net income (loss)                            $4,988  $(10,319)
   Add back: goodwill amortization                  --    19,132
  ---------------------------------------------------------------
   Net income before goodwill amortization      $4,988  $  8,813
  ---------------------------------------------------------------
   Basic and diluted income (loss) per share:
   Net income (loss)                            $ 0.02  $  (0.04)
   Net income before goodwill amortization        0.02      0.04
  ---------------------------------------------------------------

                                                                       16 of 22

ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2002
(Unaudited)


2. GOODWILL AND INTANGIBLE ASSETS

The net book values of goodwill and intangible assets acquired related to NxtWave Communications, FGL Graphics, ArtX and Chromatic Research Inc. at November 30, 2002 and August 31, 2002 are as follows :

  ---------------------------------------------------------------------------
                                 Cost   Accumulated  Net book  Net book value
                                        amortization  value
   (Thousands of US dollars)         November 30, 2002        August 31, 2002
  ---------------------------------------------------------------------------
   Purchased in-process R & D  $105,550   $102,458   $  3,092    $  4,417
   Workforce                         --         --         --       2,280
   Core technology               32,544     19,223     13,321      15,161
  ---------------------------------------------------------------------------
   Total intangible assets     $138,094   $121,681   $ 16,413    $ 21,858
  ---------------------------------------------------------------------------
   Goodwill                    $392,357   $202,262   $190,095    $187,815
  ---------------------------------------------------------------------------

Amortization expense related to intangible assets amounted to $3.2 million for the three months ended November 30, 2002 (2002 - $2.1 million). Amortization expense related to goodwill was nil for the three months ended November 30, 2002 (2002 - $19.1 million).

$2.3 million was reclassified from workforce to goodwill as of September 1, 2002 to conform with the new accounting standards as required by the CICA Handbook Section 3062 "Goodwill and Other Intangible Assets".

3. LONG-TERM DEBT

  ---------------------------------------------------------------------
                                       Interest  November 30  August 31
   (Thousands of US dollars)             rate       2002        2002
  ---------------------------------------------------------------------
   Obligation under capital lease (i)    6.31%     $16,163     $16,366
   Mortgage payable (ii)                 6.96%      10,783          --
  ---------------------------------------------------------------------
                                                    26,946      16,366
   Current portion of long-term debt                 1,174         568
  ---------------------------------------------------------------------
   Total                                           $25,772     $15,798
  ---------------------------------------------------------------------

  (i) Obligation under capital lease :

    The Company's obligation under capital lease represents the lease on the building facility in Markham, Ontario.

                                                                       17 of 22

ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2002
(Unaudited)

3. LONG-TERM DEBT (CONTINUED)

  (ii) Mortgage payable :

    On September 10, 2002, the joint venture, Commerce Valley Realty Holding Inc. ("CVRH"), in which the Company has a 50 per cent ownership interest entered into a mortgage agreement with a lender to finance the building facility in Markham, Ontario. The Company's proportionate share of the mortgage amounted to $10.8 million (Cdn. $16.9 million), and the mortgage has a repayment term of 12 years bearing interest at a rate of
    6.96 per cent per annum. The underlying mortgage is denominated in Canadian dollars. Funding under the mortgage was received in October 2002.

4. GUARANTEE

The Company and other owners of CVRH have jointly and severally provided a guarantee for the mortgage payment of the building facility in Markham, Ontario. In the event that CVRH is unable to meet the underlying mortgage payment to the lender, the Company and other owners of CVRH will be jointly and severally responsible for it under this guarantee. The monthly mortgage interest and principal payment amounts to approximately $0.2 million. The mortgage has a repayment term of 12 years with a maturity date on November 1, 2014. As of November 30, 2002, the outstanding amount of the mortgage stood at $21.6 million.

In addition, the Company posted a letter of credit in the amount of $1.9 million in favour of CVRH and CVRH, in turn, assigned this letter of credit for the exclusive benefit of the lender as additional security of the mortgage. The letter of credit has a term of 5 years and will expire on November 5, 2007. In the event of a lease default by the Company, the proceeds of the letter of credit will be paid to the lender.

5. LOSS ON INTEREST RATE SWAP

In fiscal 2001, CVRH entered into an interest rate swap contract to hedge its exposure to the interest rate risk applicable to its mortgage for the building facility in Markham, Ontario. This interest rate swap contract closed on September 10, 2002 resulting in a proportionate loss of $1.4 million to the Company. The loss is treated as a deferred expense item in the balance sheet and is charged to the consolidated statements of operations and retained earnings as a yield adjustment to the interest expense, over the term of the mortgage.

                                                                        18 of 22

ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2002
(Unaudited)

6. NET INCOME (LOSS) PER SHARE

The following table presents a reconciliation of the numerators and denominators used in the calculations of the basic and diluted income (loss) per share:

  -------------------------------------------------------------------------
                                                            Three months
                                                               ended
                                                            November 30
   (Thousands of US dollars, except per share amounts)     2002      2001
  --------------------------------------------------------------------------
   Net income (loss)                                      $ 4,988  $(10,319)
  --------------------------------------------------------------------------
   Weighted average number of common shares outstanding:
    Basic                                                 236,947   232,496
    Effect of stock options                                 6,351        --
  --------------------------------------------------------------------------
    Diluted                                               243,298   232,496
  --------------------------------------------------------------------------
   Net income (loss) per share:
    Basic and diluted                                     $  0.02  $  (0.04)
  --------------------------------------------------------------------------

7. SUPPLEMENTAL CASH FLOW INFORMATION

  --------------------------------------------------------------------------
                                                            Three months
                                                               ended
                                                            November 30
   (Thousands of US dollars)                               2002      2001
  --------------------------------------------------------------------------
   Cash paid for:
    Interest                                              $   358  $      3
    Income taxes                                          $   211  $    110
   Interest received                                      $ 1,084  $  1,626

                                                                       19 of 22

ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2002
(Unaudited)

8. SEGMENTED INFORMATION

The Company operates in one operating segment, that being the design, manufacture and sale of 3D graphics and digital media silicon solutions.

The following tables provide revenues by geographic area and by product, as well as capital assets, intangible assets and goodwill by geographic area:

  ----------------------------------------------------------------------
                                                         Three months
                                                             ended
                                                          November 30
   (Thousands of US dollars)                             2002      2001
  -----------------------------------------------------------------------
   Revenues:
    Canada                                             $  6,721  $  4,695
    United States                                        67,485    74,119
    Europe                                               31,448    41,192
    Asia-Pacific                                        216,366   130,032
  -----------------------------------------------------------------------
   Consolidated revenues                               $322,020  $250,038
  -----------------------------------------------------------------------
   Product revenues:
    Components                                         $202,436  $123,312
    Boards                                              105,394   119,593
    Others                                               14,190     7,133
  -----------------------------------------------------------------------
   Consolidated revenues                               $322,020  $250,038
  -----------------------------------------------------------------------
   Capital assets, intangible assets and goodwill:
    Canada                                             $ 76,818  $ 53,967
    United States                                       217,144   277,986
    Europe                                                4,551     4,950
    Asia-Pacific                                            882       771
  -----------------------------------------------------------------------
   Consolidated capital assets, intangible assets and
   goodwill                                            $299,395  $337,674
  -----------------------------------------------------------------------

                                                                       20 of 22
ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2002
(Unaudited)

9. STOCK-BASED COMPENSATION

For stock options granted to employees, had the Company determined compensation costs based on the "fair value" of the stock options at grant dates consistent with the method prescribed under CICA Handbook Section 3870, the Company's net income per share would have been reported as the pro forma amounts indicated below:

  -----------------------------------------------------------------
                                                       Three months
                                                          ended
   (Thousands of US dollars, except per share          November 30,
   amounts)                                                2002
  -----------------------------------------------------------------
   Net income for the period, as reported                 $4,988
   Pro forma adjustment for stock-based compensation         (18)
  -----------------------------------------------------------------
   Pro forma net income                                   $4,970
  -----------------------------------------------------------------
   Pro forma net income per share - basic and diluted     $ 0.02
  -----------------------------------------------------------------

The weighted average estimated fair value at the date of grant for the options granted for the three months ended November 30, 2002 was $3.55 per share. The "fair value" of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

  --------------------------------------------------------------------
                                                          Three months
                                                             ended
                                                          November 30,
                                                              2002
  --------------------------------------------------------------------
   Risk-free interest rate                                      3.81%
   Dividend yield                                                  0%
   Volatility factor of the expected market price of the
    Company's common shares                                    69.75%
   Weighted average expected life of the options           4.13 years
  --------------------------------------------------------------------

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period on a straight-line basis.

                                                                       21 of 22

ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2002
(Unaudited)

10. U.S. GAAP

The following table reconciles the net income (loss) as reported on the consolidated statements of operations prepared in accordance with Canadian GAAP to the consolidated net income (loss) that would have been reported had the financial statements been prepared in accordance with U.S. GAAP:

  ---------------------------------------------------------------------------
                                                             Three months
                                                                ended
                                                             November 30
   (Thousands of US dollars, except per share amounts)      2002      2001
  ---------------------------------------------------------------------------
   Net income (loss) in accordance with Canadian GAAP      $ 4,988  $(10,319)
   Tax effect of stock options exercised                       (64)      (73)
   Amortization of purchased in-process research and
    development                                              1,325        --
   Amortization difference between Canadian and U.S. GAAP     (200)      602
   Stock compensation expenses                              (4,308)   (3,192)
  ---------------------------------------------------------------------------
   Net income (loss) in accordance with U.S. GAAP          $ 1,741  $(12,982)
  ---------------------------------------------------------------------------
   Net income (loss) per share:
    Basic and diluted                                      $  0.01  $  (0.06)
  ---------------------------------------------------------------------------
   Weighted average number of shares (000's):
    Basic                                                  236,947   232,496
    Diluted                                                243,298   232,496
  ---------------------------------------------------------------------------

                                                                        22 of 22

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   ATI TECHNOLOGIES INC.

Date: December 18, 2002            By: /s/ Terry Nickerson
                                       -----------------------------------------
                                       Name:  Terry Nickerson
                                       Title: Senior Vice President, Finance and
                                              Chief Financial Officer